EXHIBIT 6
CONSENT OF APPOINTED ACTUARY
I consent to the use and incorporation by reference of the following report in this Annual Form 40-F of Sun Life Financial Inc.:
My report dated February 11, 2009 on the valuation of the policy liabilities of Sun Life Financial Inc. and its subsidiaries for its consolidated balance sheets at December 31, 2008 and 2007 and their change in the consolidated statements of operations for the years then ended, in accordance with accepted actuarial practice, including selection of appropriate assumptions and methods.
Dated February 13, 2009

/S/ “Robert Wilson” Robert W. Wilson Senior Vice-President and Appointed Actuary Fellow, Canadian Institute of Actuaries Toronto, Canada